Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park Caesarea 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Ltd. Expands Leadership Organization

Caesarea, Israel – June 19, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and leader in the field of surgical guidance systems, today announced leadership additions and organizational steps to position the company for its next phase of growth.

According to Mr. Ori Hadomi, CEO of Mazor Robotics Ltd., “In 2016, we announced and set in motion a plan to accelerate growth with the signing of strategic agreements and the launch of the transformative Mazor X platform. The new hires complement the capabilities of the existing team, positioning Mazor for additional growth opportunities as well as leading our more than 200 employees. I believe that our expanded leadership team maximizes Mazor’s near and long term potential.”

The Company has formed an integrated Product Development Group combining the current R&D and Product groups into a unified department. The newly formed Product Development group creates operational synergy to address market needs and to continue development of innovative spine products and future product enhancements. The department is to be headed by Oren Zarchin, Ph.D. who joins Mazor in the role of Vice President, Product Development. Dr. Zarchin’s most recent position was as Director at Philips Healthcare leading multi-disciplinary R&D teams and product platforms. This change is effective August 1, 2017

In addition, Mazor has established the Advanced Technology Group and Mr. Eli Zehavi is appointed Executive Vice President of Advanced Technologies. Mr. Zehavi is a co-founder of Mazor and has served as the company’s Executive Vice President, Research and Development and Chief Operating Officer, since the company’s founding. The Advanced Technology Group is expected to leverage Mazor’s vast experience and expertise in software and precision guidance to develop non-spine patient focused innovations. This change is effective August 1, 2017.

Mazor has also created a new position, Vice President of Operations and Service, and recruited Mr. Joshua Belkar, an industry veteran with more than 20 years of experience in the medical device industry including a long tenure at Medtronic (Given Imaging) as Director of Operations. Mr. Belkar’s experience implementing and leading operations processes that directly impact quality will contribute to the increase in effective production as demand for Mazor systems and products rises. He will also lead the effort to expand and solidify Mazor’s first tier global service organization with a strong emphasis on global responsiveness and customer satisfaction. This change is effective July 16, 2017.

The Company also announced expanded roles and responsibilities for Ms. Sharon Levita, Chief Financial Officer and Mr. Christopher Prentice, CEO of Mazor Inc. (US Subsidiary). Ms. Levita, in addition to her CFO responsibilities has been named CFO & Vice President, Business Operations, and is overseeing a finance and additional business teams that provides enabling services to the corporation. Mr. Prentice has been named Chief Commercial Officer, consolidating the global commercial activity of the Company. These two changes are effective immediately.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the anticipated benefits and impact of the Company’s organizational steps and new hires, the Company’s growth prospects, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

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